CONSOLIDATED FINANCIAL STATEMENTS

MEDICURE INC.

Years ended May 31, 2003 and 2002

kpmg
	KPMG LLP Chartered Accountants Suite 2000 – One Lombard Place Winnipeg MB R3B 0X3 Canada	Telephone (204) 957-1770 Telefax (204) 957-0808 www.kpmg.ca

AUDITORS' REPORT

To the Shareholders of Medicure Inc.

We have audited the consolidated balance sheets of Medicure Inc. as at May 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Winnipeg, Canada
August 7, 2003

[[[[	KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss non-operating association.

MEDICURE INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

May 31, 2003 and 2002

	2003	2002

Assets

Current assets:
Cash and cash equivalents	$4,130,456	$8,341,018
Accounts receivable	79,544	152,425
Research advance (note 6)	200,000	200,000
Prepaid expenses	55,048	89,875
	4,465,048	8,783,318
Capital assets (note 3)	67,497	84,571

Patent costs, net of accumulated amortization of
$54,002 (2002 - $ 43,147)	763,464	508,902
	$5,296,009	$9,376,791

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$353,908	$389,663

Shareholders’ equity:
Capital stock (note 4):
Authorized:
Unlimited number of common voting shares
Unlimited number of class A common voting shares
Unlimited number of preferred shares
Issued:
38,509,864 common voting shares
(2002 - 37,088,864)	17,502,222	16,079,309
Nil class A common shares (2002 - 1,280,000)	–	1,379,627
Contributed surplus [note 4(c)]	105,375	–
Deficit accumulated during the development stage	(12,665,496)	(8,471,808)
	4,942,101	8,987,128
Nature of operations (note 1)
Subsequent events (note 4)
Commitments (note 6)
	$5,296,009	$9,376,791

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director	Director

MEDICURE INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

	2003	2002

Revenue:
Interest and other income	$241,281	$183,912

Expenses:
General and administrative	1,284,225	949,569
Research and development (note 6)	3,117,619	3,103,707
Research and development - government assistance	–	(54,782)
Amortization	33,125	60,505

	4,434,969	4,058,999

Loss for the year	(4,193,688)	(3,875,087)
Deficit accumulated during the development stage,
beginning of year	(8,471,808)	(4,596,721)

Deficit accumulated during the development stage,
end of year	$(12,665,496)	$(8,471,808)

Basic and diluted loss per share (note 4)	$(0.11)	$(0.14)

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

	2003	2002

Cash provided by (used in):

Operating activities:
Loss for the year	$(4,193,688)	$(3,875,087)
Adjustments for:
Amortization of capital assets	22,270	17,358
Amortization of patent costs	10,855	43,147
Stock-based compensation	105,375	–
Change in the following:
Accounts receivable	72,881	(82,886)
Prepaid expenses	34,827	(89,875)
Accounts payable and accrued liabilities	(35,755)	(180,414)
	(3,983,235)	(4,167,757)
Investing activities:
Acquisition of capital assets	(5,196)	(37,988)
Patent costs	(265,417)	(238,961)
	(270,613)	(276,949)
Financing activities:
Issuance of common shares, net of share issue costs	43,286	9,010,252

Increase (decrease) in cash and cash equivalents	(4,210,562)	4,565,546

Cash and cash equivalents, beginning of year	8,341,018	3,775,472

Cash and cash equivalents, end of year	$4,130,456	$8,341,018

See accompanying notes to consolidated financial statements.

MEDICURE INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

1.

Nature of operations:

The company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1. To date, the company has no products currently in commercial production or use. Accordingly, the company is considered to be a development stage enterprise for accounting purposes. Since September 15, 1997, the date of inception of the company through to May 31, 2003, the company has expended approximately $9,566,000, net of government assistance and investment tax credits, which aggregate approximately $455,000, on the research and development of MC-1 and other compounds.

To date, the company has financed its cash requirements primarily through share issuance, investment tax credits, government grants and interest income. The success of the company is dependent on its ability to obtain sufficient funds to conduct its clinical trials and to successfully commercialize its products.

2.	Significant accounting policies:
(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (“U.S. GAAP”) except as described in note 9 to the consolidated financial statements.

These financial statements have been prepared on a consolidated basis to include the accounts of the company and its wholly-owned subsidiary, Medicure International Inc. All significant inter-company transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash on hand and balances with banks as well as highly liquid short-term investments. The company considers all highly liquid short-term investments with terms to maturity when acquired of three months or less to be cash equivalents.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

2.	Significant accounting policies (continued):
	(c)	Capital assets: Capital assets are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:
Asset	Basis	Rate

Computer equipment	Straight-line	25%
Office equipment	Diminishing balance	20%
Scientific equipment	Diminishing balance	20%
Leasehold improvements	Straight-line	20%

(d)

Patents:

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or its economic life, if shorter. The cost of servicing the company’s patents is expensed as incurred. The company commenced amortization of patent costs during fiscal 2002.

(e)

Stock-based compensation and other stock-based payments:

The company has a Stock Option Plan [note 4(c)] for its directors, management, consultants and employees. Effective June 1, 2002, the company adopted the new Recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. As permitted, the company has applied this change prospectively for new awards granted on or after June 1, 2002.

Under this section, the fair value method of accounting for stock-based compensation is used to account for awards to non-employees and direct awards of stock to employees. The fair value of direct awards is determined based on the quoted market price of the company’s common shares and the fair value of stock options and other stock-based payments to non-employees is estimated at the date of grant using the Black-Scholes option pricing model.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

2.

Significant accounting policies (continued):

The company has elected to measure compensation costs for stock options granted to employees, management and directors using the intrinsic method. Under this method, no compensation expense is recognized when stock options are issued under the Stock Option Plan, as the exercise price of each option equals or is greater than the market value of the company’s common shares at the date immediately preceding the grant date. However, in accordance with Section 3870, the company must present pro forma disclosure relating to net loss and loss per share figures as if the fair value method had been used. For fiscal 2003, there were no options issued to employees, management or directors of the company and, therefore, no pro forma disclosure is required.

The adoption of these new recommendations did not have an impact on the financial statements of prior periods presented. For the year ended May 31, 2003, the adoption of these new recommendations resulted in an increase in the loss for the year of $105,375 and an offsetting increase to contributed surplus due to the recognition of the fair value of options granted to non-employees.

(f)

Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction against the related expenses in the period they are incurred. Government assistance towards capital assets is deducted from the cost of the related capital asset. The benefits of investment tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. Investment tax credits receivable are recorded at their net realizable value net of any reasonably possible adjustments by Canadian tax authorities.

Investment tax credits are only available on research and development expenditures incurred directly by the company or Medicure International Inc.

(g)

Research and development:

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. No development costs have been deferred to date.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

2.	Significant accounting policies (continued):
(h)

Income taxes:

The company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When realization of future income tax assets does not meet the more likely than not criterion, a valuation allowance is provided for the difference.

(i)

Net earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The diluted per share amounts are calculated based on the weighted average number of common shares outstanding during the period, plus the effect of dilutive common share equivalents such as options and warrants. This method requires that diluted per share amounts be calculated using the treasury stock method, as if all the common share equivalents where the average market price for the period exceeds the exercise price had been exercised at the beginning of the reporting period, or at the date of issue, if later, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period. Certain of the company’s escrowed shares outstanding were considered to be contingently issuable and have been excluded from the denominator used in the calculation of earnings (loss) per share. During fiscal 2003, the company has met the required performance conditions on the remaining 1,825,532 escrowed shares which have been included in the calculation of earnings (loss) per share from the date the performance conditions were met.

(j)

Foreign currency translation:

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the year.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

2.	Significant accounting policies (continued):
(k)

Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of certain revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.	Capital assets:
		Accumulated	Net book
May 31, 2003	Cost	amortization	value

Computer equipment	$45,767	$27,465	$18,302
Office equipment	9,817	3,265	6,552
Scientific equipment	63,822	33,375	30,447
Leasehold improvements	15,718	3,522	12,196

	$135,124	$67,627	$67,497

		Accumulated	Net book
May 31, 2002	Cost	amortization	value

Computer equipment	$42,264	$16,694	$25,570
Office equipment	9,817	1,750	8,067
Scientific equipment	63,822	26,338	37,484
Leasehold improvements	14,025	575	13,450

	$129,928	$45,357	$84,571

4.	Capital stock:
(a)

Authorized:

The company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

4.

Capital stock (continued):

As of March 1, 2003, all of the issued and outstanding class A common shares - totaling 1,280,000 shares - were converted into common shares of the company on the basis of one common share for each class A common share in accordance with the company's Articles of Continuance. The class A common voting shares were identical in all respects to the common voting shares, except that the holders were eligible for the Manitoba Equity Tax Credit until February 28, 2003.

	(b)	Shares issued and outstanding are as follows:
	2003	2002

Common shares	$17,502,222	$16,079,309
Class A common shares	–	1,379,627

	$17,502,222	$17,458,936

	Number of shares	Amount

Common shares:

Balance at May 31, 2001	21,717,641	$7,069,057

Private placement for cash on June 14, 2001
at $1.00 per share	200,000	200,000
Exercise of options for cash	8,333	6,250
Shares returned to treasury	(221,725)	–
Public offering for cash on December 20, 2001 and
January 31, 2002 at $0.65 per share, net of share
issue costs of $ 1,195,998	15,384,615	8,804,002
Balance at May 31, 2002	37,088,864	16,079,309

Exercise of options for cash	126,000	25,200
Refund of portion of share issue costs	–	5,936
Exercise of warrants for cash	15,000	12,150
Conversion of class A common shares	1,280,000	1,379,627

Balance at May 31, 2003	38,509,864	$17,502,222

On June 26, 2003, the company, through a private placement, issued 8,997,632 common shares at a price of $0.85 per common share for total gross proceeds of $7,648,000 (net proceeds of $7,042,000 after share issuance costs). As additional compensation to the underwriters, the company issued compensation options of 629,834 common shares of the company exercisable at $1.00 per common share. These compensation options expire June 26, 2005.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

4.	Capital stock (continued):
(c)

Options:

The company has a Stock Option Plan which is administered by the Board of Directors of the company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 3,700,000 common shares of the company at any time. The stock options are subject to vesting over a period of three years.

A summary of the company’s Stock Option Plan is as follows:

	2003		2002
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of
year	1,973,033	$1.05	1,787,033	$1.14
Granted	505,000	0.74	355,000	0.81
Exercised	(126,000)	0.20	(8,333)	0.75
Cancelled or expired	(215,000)	2.33	(160,667)	1.35

Balance, end of year	2,137,033	$0.83	1,973,033	$1.05

Options exercisable, end of year 1,690,700

Options outstanding at May 31, 2003 consist of the following:

Range of		Weighted average	Options outstanding
exercise	Number	remaining	weighted average	Number
prices	outstanding	contractual life	exercise price	exercisable

$0.50 - 1.25	2,027,033	2.6 years	$0.77	1,580,700
2.15 - 2.55	110,000	1.9 years	1.89	110,000

	2,137,033	2.6 years	$0.83	1,690,700

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

4.	Capital stock (continued):

The compensation expense related to stock options granted under the Stock Option Plan during fiscal 2003 to non-employees aggregated $105,375. The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected option life	5 years
Risk-free interest rate	4.81%
Dividend yield	–
Expected volatility	81.18%

The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the period of service. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

There were no stock options granted to employees, management or directors of the company during fiscal 2003.

(d)	Warrants:

				Granted			Granted
Issuee	Original	Value	May 31,	(Exercised)		May 31,	(Exercised)		May 31,
(Expiry date)	granted	per share	2001	(Cancelled)*		2002	(Cancelled)*		2003

Prospectus offering
1,280,000 class A
common shares
(August 31,
2001)	128,000	$1.25	128,000	(128,000	)*	–	–		–

18,461,537 warrants
(December 20, 2003)	18,461,537	0.65 - 0.81	–	18,461,537		18,461,537	(15,000)		18,446,537

Private placements:
694,444 units
(January 27, 2002)	694,444	1.00 - 1.30	270,834	(270,834	)*	–	–		–

1,000,000 units
(July 7, 2001)	1,000,000	2.40	1,000,000	(1,000,000	)*	–	–		–

1,360,000 units
(August 31, 2002)	1,360,000	1.05 - 1.15	1,360,000	–		1,360,000	(1,360,000	)*	–

120,000 units
(September 14, 2002)	120,000	1.00 - 1.15	–	120,000		120,000	(120,000	)*	–

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

4.	Capital stock (continued):

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued.

Subsequent to May 31, 2003, 74,000 of the units were exercised for $0.65 resulting in the issuance of 74,000 common shares of the company for gross proceeds of $48,100.

(e)

Escrowed shares:

As at May 31, 2003, the company’s transfer agent held 7,606,404 (2002 - 7,606,404) common shares pursuant to a performance escrow agreement. The company has met the required performance conditions on the 7,606,404 (2002 - 5,780,867) common shares. However, the company has not applied for regulatory approval as required to release the shares from escrow.

In addition, the 1,485,934 of common shares that were held in escrow on a time-release basis at May 31, 2002 were released during the 2003 fiscal year.

(f)

Loss per share:

The weighted average number of common shares and class A common shares outstanding for the year ended May 31, 2003 and 2002 were 37,118,889 and 27,900,412 respectively. All common shares issuable on exercise of stock options and warrants have been excluded from the calculation of diluted loss per share as their effect is anti-dilutive.

5.	Income taxes: Significant components of the company’s future tax assets and liabilities are as follows:
	2003	2002

Future tax assets:
Research and development expenses deductible
in future periods for income tax purposes	$226,000	$243,000
Investment tax credits	76,000	76,000
Share issue costs	370,000	511,000
Operating losses carried forward	1,773,000	1,213,000
Other	102,000	89,000
	2,547,000	2,132,000

Less valuation allowance	(2,547,000)	(2,132,000)

	$–	$–

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

5.	Income taxes (continued): The reconciliation of the Canadian statutory rate to the income tax provision is as follows:
	Year ended	Year ended
	May 31,	May 31,
	2003	2002

Loss for the year:
Canadian	$991,657	$805,270
Foreign	3,202,031	3,069,817

	$4,193,688	$3,875,087

Canadian federal and provincial income taxes
recovery at 42.6% (2002 - 44.1%)	$1,787,000	$1,708,000
Foreign tax rate differential	(1,285,000)	(1,276,000)
Permanent differences	(47,000)
Change in statutory rates	(40,000)	(27,000)
Valuation allowance	(415,000)	(405,000)

	$–	$–

At May 31, 2003, the company has Canadian and Foreign unutilized operating losses carried forward for income tax purposes of $3,651,000 and $8,667,000 respectively. These losses are available to be applied against taxable income of future years up to fiscal 2012.

6.	Commitments:
(a)
On June 1, 2000, Medicure International Inc. entered into a development agreement with CanAm Bioresearch Inc. (“CanAm”), a private Canadian company owned by a former director of the company, whereby CanAm performs research and development of MC-1 and its related compounds on a cost plus up to ten percent recovery basis up to a maximum of direct research and development expenditures of $15,000,000. During the year ended May 31, 2003, the company incurred an aggregate of $3,058,946 (2002 -$3,021,115) in expenditures under this agreement which is included in research and development expenses on the statement of operations. Expenditures incurred from inception of the agreement to May 31, 2003 total $8,444,501. As at May 31, 2003, the company has provided a research advance to CanAm of $200,000 (2002 - $200,000) which is non-interest bearing, unsecured and repayable on demand.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

6.	Commitments (continued):
	(b)	The company leases its premises under an operating lease. Minimum annual rental payments to the end of the lease term are as follows:
2004	$23,507
2005	23,507
2006	23,507
2007	17,630

$88,151

The annual lease payments are exclusive of maintenance, property taxes, insurance and other operating costs.
7.

Related party transactions:

During the year ended May 31, 2003, the company paid companies controlled by a director, a total of $193,485 (2002 - $215,000) for office rent and supplies and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8.

Financial instruments:

The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

9.

Reconciliation of generally accepted accounting principles:

The company prepares its consolidated financial statements in accordance with Canadian GAAP which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a)

Patents:

Under Canadian GAAP, the patent costs which relate to products which have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, the unamortized patent costs would have been recorded as an expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2003 and 2002, research and development expense would have increased by $265,417 and $238,961, respectively. The company commenced amortization of the patents during fiscal 2002. Under U.S. GAAP, the amortization expense to be added back is $10,855 for the year ended May 31, 2003 (2002 - $43,147).

(b)

Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the years ended May 31, 2003 and 2002. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the years ended May 31, 2003 and 2002 is $7,037 and $9,664, respectively.

(c)

Stock options – stock-based compensation costs:

For reconciliation purposes to U.S. GAAP, the company has elected to follow the fair value method in accounting for its employee, management and director stock options. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based compensation granted to non-employees subsequent to June 1, 2002, the accounting is consistent under both Canadian GAAP and U.S. GAAP.

The company uses the Black-Scholes option pricing model to determine the fair value of all options granted. The assumptions used in the valuation included a five year life for the options, a risk-free rate of between 3.50% and 5.80%, volatility between 37% and 87% and no dividend yield. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation of U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2003 and 2002 of approximately $129,900 and $257,000, respectively.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

9.	Reconciliation of generally accepted accounting principles (continued):
(d)

Escrowed common shares:

Under Canadian GAAP, common shares of the company under escrow arrangements are included in capital stock at the time of issuance based on the total number of shares issued and the issuance price. No additional compensation expense is recorded when the common shares are released from escrow. Under U.S. GAAP, the common shares of the company that were previously held in escrow on a time release basis are accounted for in the same manner as under Canadian GAAP. A compensation expense however, would be recorded under U.S. GAAP, upon eligibility for release of the escrowed common shares of the company, where the release is based on performance conditions being met. The compensation expense would be accounted for as the difference between the market value of the company’s common shares at the time the common shares are eligible for release from escrow and the price paid per common share at the time of issuance multiplied by the number of common shares released from escrow. During the year ended May 31, 2003, performance conditions on 1,825,537 (2002 - nil) of the common shares under escrow have been met. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2003 and 2002 of $684,500 and nil, respectively.

(e)

Recent pronouncements:

During fiscal 2003, the Financial Accounting Standards Board (“FASB”) and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

•
Financial interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Discount Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.

•
Financial interpretation No. 36 (“FIN 46”), Consolidation of Variable Interest Entities, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”). The interpretation is effective for interim or annual periods beginning after June 15, 2003.

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

9.	Reconciliation of generally accepted accounting principles (continued):
•
The EITF reached a consensus on issue 00-21, Revenue Arrangements with Multiple Deliverables. This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time. The EITF guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

Neither EITF 00-21, FIN 46 or the measurement provisions of FIN 45 are expected to currently impact the company’s consolidated financial statements.

Summary:

The impact of significant variations to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

			Cumulative from
	Year ended	Year ended	inception on
	May 31,	May 31,	September 15, 1997
	2003	2002	to May 31, 2003

Loss for the period, Canadian GAAP	$(4,193,688)	$(3,875,087)	$(12,665,496)
Adjustments for the following:
Stock-based compensation (c)	(129,900)	(257,000)	(1,169,900)
Patent costs (a)	(265,417)	(238,961)	(796,918)
Amortization of patent costs (a)	10,855	43,147	54,002
Scientific equipment (b)	–	–	(63,822)
Amortization of scientific
equipment (b)	7,037	8,664	33,375
Escrowed common share
compensation (d)	(684,500)	–	(15,061,500)

Loss for the period, U.S. GAAP	$(5,255,613)	$(4,319,237)	$(29,670,259)

Basic and diluted loss per share,
U.S. GAAP	$(0.14)	$(0.15)

The impact of significant variations to U.S. GAAP on the consolidated statements of cash flows are as follows:

			Cumulative from
	Year ended	Year ended	inception on
	May 31,	May 31,	September 15, 1997
	2003	2002	to May 31, 2003

Operating activities	$(4,248,652)	$(4,406,718)	$13,243,811
Investing activities	(5,196)	(37,988)	655,765

MEDICURE INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended May 31, 2003 and 2002

9.	Reconciliation of generally accepted accounting principles (continued): The impact of significant variations to U.S. GAAP on the consolidated balance sheet items are as follows:
	2003	2002

Capital assets	$37,050	$47,087
Capital stock and contributed surplus	33,859,545	32,855,388
Deficit accumulated during the development stage	(29,670,259)	(24,414,646)